SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

COMPUTER TASK GROUP, INCORPORATED

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number)

James M. Lindstrom

AGS SPV I, LLC

330 Railroad Ave., 2nd Floor

Greenwich, Connecticut 06830

(203) 979-4607

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, Connecticut 06443

(203) 941-0111

With a copy to:

Stuart Welburn

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 344-5680

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102	13D	Page 2 of 8 pages

1	NAME OF REPORTING PERSON AGS SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 3 of 8 pages

1	NAME OF REPORTING PERSON Assurance Global Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 4 of 8 pages

1	NAME OF REPORTING PERSON James M. Lindstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205477102	13D	Page 5 of 8 pages

1	NAME OF REPORTING PERSON Wax Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,695
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 351,695
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 351,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 6 of 8 pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 28, 2019 (as amended, the “Statement”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Computer Task Group, Incorporated, a New York corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Statement. Except as amended and supplemented by this Amendment No. 3, the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following before the last four paragraphs in Item 4:

On September 9, 2020, AGS and WAM sent a letter (the “September 2020 Letter”) to the Board of Directors of the Issuer to express their intention to oppose the election of director nominees James R. Helvey, III and Owen J. Sullivan and vote against the proposal regarding the approval and ratification of the Issuer’s proposed 2020 Equity Award Plan at the Issuer’s upcoming 2020 annual meeting of shareholders (the “Annual Meeting”) scheduled to be held on September 17, 2020. The Reporting Persons also stated in the September 2020 Letter their concerns with respect to the Issuer’s director compensation practices and their recommendations regarding the Issuer’s compensation practices and director composition. The foregoing description of the September 2020 Letter is qualified in its entirety by reference to the full text of the September 2020 Letter, a copy of which is attached hereto as Exhibit 99.3, and is incorporated herein by reference.

Important Notice: The September 2020 Letter does not in any way constitute a proxy solicitation, which may be undertaken only pursuant to a definitive written proxy statement or an applicable exemption from the proxy statement requirements. The September 2020 Letter merely states how the Reporting Persons intend to vote their Issuer Common Stock and the reasons therefor. The Reporting Persons do not intend to make any further public statements regarding these matters or to respond to inquiries by other stockholders regarding these matters except as permitted under applicable regulations. The Reporting Persons believe that all stockholders should make independent decisions regarding the election of directors and the other matters to be voted upon at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) SPV beneficially owns 624,907 shares of Common Stock, which represents 4.1% of the Issuer’s outstanding shares of Common Stock. AGS, as managing member of SPV, and Mr. Lindstrom, as managing and sole member of AGS, may be deemed to have indirect beneficial ownership of such shares. AGS and Mr. Lindstrom disclaim beneficial ownership of such shares for all other purposes, except to the extent of its or his pecuniary interest therein.

WAM beneficially owns 351,695 shares of Common Stock, which represents 2.3% of the Issuer’s outstanding shares of Common Stock. All of the shares of Common Stock that are indicated as beneficially owned by WAM are beneficially owned by WAM on behalf of its investment advisory clients. WAM is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Exchange Act due to its discretionary power to make investment decisions over such shares for its clients. In all cases, persons other than WAM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D beneficially own 976,602 shares of Common Stock, which represents approximately 6.4% of the Issuer’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 15,173,249 shares of Common Stock reported by the Issuer as outstanding as of August 7, 2020 in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on August 13, 2020.

CUSIP No. 205477102	13D	Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The response to Item 4 is incorporated herein by reference. Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to securities of the Issuer.

The Reporting Persons have an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Issuer. Except as otherwise set forth in this Statement, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock, and the filing of this Statement shall not be construed as an admission that, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, any Reporting Person is a beneficial owner of any such shares. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 3, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

99.3	Letter from Assurance Global Services LLC and Wax Asset Management to the Board of Directors of Computer Task Group, Incorporated, dated as of September 9, 2020.

CUSIP No. 205477102	13D	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: September 9, 2020

AGS SPV I, LLC,
by Assurance Global Services LLC, its managing member

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

ASSURANCE GLOBAL SERVICES LLC

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

/s/ James M. Lindstrom
James M. Lindstrom

WAX ASSET MANAGEMENT, LLC

/s/ Evan Wax
Evan Wax
President